# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FS KKR Capital Corp., CIK 0001422183
CUSIP: 302635206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001820655
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- KKR Alternative Assets L.P. (CIK 0001820655): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Alternative Assets Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Group Assets Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Group Assets II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,582,961; shared voting power 0; sole dispositive power 22,582,961; shared dispositive power 0; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,582,961; sole dispositive power 0; shared dispositive power 22,582,961; aggregate amount beneficially owned 22,582,961 (7.8% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,582,961; sole dispositive power 0; shared dispositive power 22,582,961; aggregate amount beneficially owned 22,582,961 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: FS KKR Capital Corp.
Address of issuer's principal executive offices: 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania (PA), 19104
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to common stock, par value $0.001 per share (the "Common Stock"), of FS KKR Capital Corp. (the "Issuer"), a Maryland corporation.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

(i) KKR Alternative Assets L.P., a Delaware limited partnership;
(ii) KKR Alternative Assets Limited, a Cayman Islands exempted limited company;
(iii) KKR Group Assets Holdings II L.P., a Delaware limited partnership;
(iv) KKR Group Assets II GP LLC, a Delaware limited liability company;
(v) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(vi) KKR Group Holdings Corp., a Delaware corporation;
(vii) KKR Group Co. Inc., a Delaware corporation;
(viii) KKR & Co. Inc., a Delaware corporation;
(ix) KKR Management LLP, a Delaware limited liability partnership;
(x) Henry R. Kravis, a United States citizen; and
(xi) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the "Reporting Persons").

The general partner of KKR Alternative Assets L.P. is KKR Alternative Assets Limited. KKR Alternative Assets Limited is wholly owned by KKR Group Assets Holdings II L.P. The general partner of KKR Group Assets Holdings II L.P. is KKR Group Assets II GP LLC. The sole member of KKR Group Assets II GP LLC is KKR Group Partnership L.P. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, and Lewin and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto as Exhibit 99.1, which is incorporated herein by reference ("Annex A").

Each of Messrs. Bae, Nuttall, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.
Residence or business address:
The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, and Lewin and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
KKR Alternative Assets L.P. is principally engaged in the business of acquiring and managing investments and certain other assets. KKR Alternative Assets Limited is principally engaged in the business of managing KKR Alternative Assets L.P. KKR Group Assets Holdings II L.P., KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP are principally engaged in being holding companies. KKR Group Assets II GP LLC and KKR Group Holdings Corp. are principally engaged in being the general partners of their respective partnerships.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On May 12, 2026, KKR Alternative Assets L.P. filed a Schedule TO offering to purchase up to $150,000,000.00 in aggregate amount of shares of Common Stock at a price equal to $11.00 per share (the "Offer"). On June 15, 2026, the Offer closed and KKR Alternative Assets L.P. purchased 13,636,363 shares of Common Stock for an aggregate purchase price of $149,999,993.00. The shares were purchased using available cash.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof); dispose, or cause affiliates to dispose, of shares of Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer.

FS/KKR Advisor, LLC (the "Adviser") is the Issuer's external manager and is responsible for, among other things, overseeing the management of the Issuer's operations and for making investment decisions with respect to the Issuers portfolio, subject to oversight by the Issuer's Board of Directors (the "Board"). The Adviser is jointly operated by an affiliate of the Reporting Persons and an affiliate of Franklin Square Holdings L.P. Certain of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of KKR & Co. Inc. or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

KKR Alternative Assets L.P. directly owns 14,616,950 shares of Common Stock and may be deemed to beneficially own 7,966,011 shares of Common Stock issuable upon the conversion of Convertible Preferred Stock (as defined below) it will directly own, following the closing of the purchase of the Convertible Preferred Stock, representing 7.8% of the outstanding shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 280,066,433 shares of Common Stock outstanding as of May 6, 2026, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on May 11, 2026, plus the 7,966,011 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock held by KKR Alternative Assets L.P.

KKR Alternative Assets Limited (as the general partner of KKR Alternative Assets L.P.), KKR Group Assets Holdings II L.P. (as the sole shareholder of KKR Alternative Assets Limited), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holdings II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

PURCHASE AGREEMENT

On May 10, 2026, KKR Alternative Assets L.P. entered into an agreement with the Issuer (the "Purchase Agreement") to purchase $150,000,000 in newly issued shares of the Issuer's cumulative convertible perpetual preferred stock (the "Convertible Preferred Stock") in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The closing of the purchase of Convertible Preferred Stock is expected to occur on June 29, 2026, subject to customary closing conditions and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which expired on June 22, 2026 at 11:59 p.m. ET.

The Convertible Preferred Stock ranks senior to the Issuer's Common Stock with respect to all liquidation, winding up, dissolution dividend and distribution rights. The Convertible Preferred Stock will have a liquidation preference equal to $25.00 per share (the "Liquidation Preference"), plus an amount equal to all accrued but unpaid dividends, if any, accumulated to (but excluding) the date fixed for distribution or payment, whether or not earned or declared by the Issuer, but excluding interest on any such distribution or payment. Dividends on the Convertible Preferred Stock will be payable on a quarterly basis in an initial amount equal to 5.00% per annum of the Liquidation Preference per share, payable in cash or, at the Issuer's option, 7.00% per annum of the Liquidation Preference per share payable in additional shares of Convertible Preferred Stock; subject to certain conditions. After the 5.5-year anniversary of the issue date, the dividend rate will increase annually by 1.00% per annum. There is no cap on such 1.00% per annum increases.

The Convertible Preferred Stock may be redeemed by the Issuer at any time in cash and, after three years, if the then-current 30-day VWAP of the Issuer's Common Stock on the New York Stock Exchange is equal to or above the conversion price then in effect, the Issuer may convert the Convertible Preferred Stock into the Issuer's Common Stock at the conversion price. The initial conversion price is $18.83 per share (the Issuer's net asset value per share as of March 31, 2026) and is subject to customary adjustments, including certain anti-dilution protections.

At the option of the holders of the Convertible Preferred Stock, after six months, the Convertible Preferred Stock may be converted into the Issuer's Common Stock at the conversion price then in effect and, after six years or in the event of certain other events, the Convertible Preferred Stock may be redeemable in cash.

The holders of the Convertible Preferred Stock are entitled to vote on an as-converted basis on all matters submitted to a vote of the Issuer's stockholders.

In addition, for so long as the Issuer is subject to the Investment Company Act of 1940, as amended (the "1940 Act"), the holders of Convertible Preferred Stock, voting separately as a single class, shall have the right to elect two (2) members of the Board at all times (initially expected to be James H. Kropp and Elizabeth J. Sandler), and the balance of the directors shall be elected by the holders of shares of Common Stock and the Convertible Preferred Stock voting together; subject to certain conditions. Holders of the Convertible Preferred Stock shall have certain other voting rights.

Pursuant to the Purchase Agreement, KKR Alternative Assets L.P. has agreed that, for a period of one year following the issuance of the Convertible Preferred Stock (the "Restriction Date"), it will not, directly or indirectly, sell, pledge, transfer, dispose of, or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Convertible Preferred Stock or the shares of Common Stock into which it is convertible, subject to exceptions for (i) redemption of Convertible Preferred Stock by the Issuer and (ii) KKR Alternative Assets L.P.'s exercise of its conversion right. Following the Restriction Date, KKR Alternative Assets L.P. will be required to notify the Board of any transfer substantially concurrently therewith.

REGISTRATION RIGHTS AGREEMENT

Concurrently with the issuance of the Convertible Preferred Stock, the Issuer and KKR Alternative Assets L.P. expect to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which KKR Alternative Assets L.P. (and certain permitted transferees) will have the right to require the Issuer to register for resale under the Securities Act shares of Common Stock issued upon conversion of the Convertible Preferred Stock and certain other shares of Common Stock held by KKR Alternative Assets L.P. and its affiliates as of the closing date of the Convertible Preferred Stock offering (collectively, the "Registrable Securities"). KKR Alternative Assets L.P. will have demand registration rights (not to exceed three Demand Requests (as defined in the Registration Rights Agreement) in any 365-day period), customary piggyback registration rights in connection with Issuer-initiated registrations, and the right to require the Issuer to use commercially reasonable efforts to maintain a continuously effective shelf registration statement on Form N-2 covering the Registrable Securities from and after the registration date until KKR Alternative Assets L.P. has sold all Registrable Securities. The Registration Rights Agreement will include customary indemnification and contribution provisions, which survive termination of the Registration Rights Agreement.

The description of the Purchase Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto or incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
No. Description
99.1 Annex A Directors of KKR & Co. Inc.
Exhibit A Joint Filing Agreement by and among the Reporting Persons.
Exhibit B Powers of Attorney.
Exhibit C Purchase Agreement, dated May 10, 2026 among the Issuer and KKR Alternative Assets L.P. (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 11, 2026).Purchase Agreement, dated May 10, 2026 among the Issuer and KKR Alternative Assets L.P. (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 11, 2026).
Exhibit D Form of Registration Rights Agreement (Incorporated by reference to Exhibit B to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 11, 2026).

## Signatures
- KKR Alternative Assets L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Alternative Assets Limited, its general partner (06/23/2026)
- KKR Alternative Assets Limited: /s/ Christopher Lee, Christopher Lee, Secretary (06/23/2026)
- KKR Group Assets Holdings II L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets II GP LLC, its general partner (06/23/2026)
- KKR Group Assets II GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (06/23/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (06/23/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (06/23/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/23/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/23/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/23/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/23/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/23/2026)